UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO APPROVES

EXTRAORDINARY INVESTMENT AT THE

LOS CABOS INTERNATIONAL AIRPORT

Guadalajara, Jalisco, Mexico, October 27, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced that at the Company’s shareholder meeting that took place this morning, the budget was approved for the extraordinary investment in the Los Cabos International Airport.

The investment is for approximately Ps. 650 million, and is in addition to the investment outlined in GAP’s Master Development Plan for the 2005-2009 period. It includes the construction of what will become Terminal 4, which will consist of 22,000 m², of which 5,000 m² will be designated for commercial space. Given that the Company is currently undergoing the supplier bidding process, it expects to begin construction at the end of 2007 by and expects the project to be completed in early 2009.

This project is a very important investment for the Company, both in terms of amount, as well as the size of the expansion to the existing installations. Some of the main modifications and expansions will include the following:

•	Construction of Terminal 4, and its respective taxiways, access roads and parking
•	Improvements to and remodeling of the existing terminals
•	New general aviation building
•	Expansion of the commercial platform, and the general aviation platform

Carlos del Río, GAP’s Chief Executive Officer, stated, “With this expansion we have surpassed the originally-scheduled investment for the 2005-2009 period. This investment will allow GAP to satisfy the needs of passengers at Los Cabos International Airport, whose traffic has continued to grow in the past three years at an annual average growth rate exceeding 18%. Thus, we will be able to offer our passengers added service with facilities that are larger, more modern and more comfortable.”

The Company continues to invest in infrastructure projects at all of its airports, notably by the commencement of the construction phase at the Guadalajara and Puerto Vallarta airports.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

Construcción Terminal en Los Cabos

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 27, 2006